# Angela Lineberger

Rancho Cucamonga, California

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## Professional Summary

Accomplished executive leader with over a decade of experience in corporate governance, financial management, and franchise operations. Proven track record of driving organizational success in leadership roles, with expertise in strategic planning, operational efficiency, and stakeholder communication. Adept at navigating complex business landscapes while fostering growth and innovation.

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## Professional Experience

**BEKH Cellars Inc.** – Rancho Cucamonga, CA
**Chief Executive Officer, Corporate Secretary, Chief Financial Officer, and Director**
*July 2020 – Present*

- Spearhead strategic initiatives to drive growth and operational excellence for a prominent organization.
- Oversee financial operations, ensuring regulatory compliance, accuracy, and transparency.
- Collaborate with the board and stakeholders to align company goals with market opportunities.
- Enhance corporate governance practices as Corporate Secretary and Director.

**Waters Edge Wineries, Inc.** – Rancho Cucamonga, CA
**Vice President, Secretary, and Treasurer**
*May 2012 – Present*

- Provide leadership and direction across key corporate functions, including financial oversight and strategic planning.
- Maintain and enhance company policies and procedures to support long-term goals.
- Foster productive relationships with internal and external stakeholders.

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## Skills

- Strategic Leadership and Corporate Governance
- Financial Planning and Analysis
- Stakeholder Relations and Communication
- Franchise Operations Management
- Regulatory Compliance and Risk Mitigation
- Organizational Development and Change Management